Jordan Thomsen
                      AXA Equitable Life Insurance Company
                           1290 Avenue of the Americas
                               New York, NY 10104
                                 (212) 314-5431


                                December 17, 2007


Sonny Oh, Esq.
Securities and Exchange Commission
Office of Insurance Products
Division of Investment Management
100 F Street, NE
Mail Stop 4644
Washington, DC  20549

Re:   AXA Equitable Life Insurance Company
      Separate Account No. 49 - Stylus(SM) Variable Annuity Contract Post Effective Amendment No.2 filed on Form N-4
      File Nos. 811-07659 and 333-137206

Dear Mr. Oh:

      On behalf of AXA Equitable Life Insurance Company ("AXA Equitable" or the "Company"), we respond below to the staff's comments on the above-referenced Registration Statement. We set forth below each of those specific comments and then provide our response. Page references in the comments to the post-effective amendment below are to the page numbers of the courtesy copy of the Supplement and/or the courtesy copy of the Prospectus and statement of additional information ("SAI") of the Stylus variable annuity dated May 1, 2007.



PROSPECTUS SUPPLEMENT
---------------------

1. At the end of the first paragraph, please provide contact information for the customer service center.

      Response 1:
      ----------

      Contact information has been provided in the first paragraph.

2. To facilitate the use of the Supplement, the staff recommends that in addition to identifying the section of the Prospectus where revised/additional disclosure should be inserted, please also disclose the relevant page numbers of the Prospectus.

      Response 2:
      ----------

      The relevant page numbers have been provided.



3.    Please disclose the charge for this rider on page 1.

      Response 3:
      ----------

      The charge for the GWB is now disclosed on the first page.



4.    Guaranteed withdrawal benefit ("GWB")

      a. Please confirm whether the GWB may be elected simultaneously with the Guaranteed withdrawal benefit for life described on page 25 of the Prospectus.

            Response 4a:
            -----------

            The GWB and GWBL may not be elected simultaneously. This has been clarified in the Supplement.

      b. Please confirm whether the GWB may be offered on a "Single Life" or Joint Life" basis as is the GWBL. See second paragraph under "Guaranteed withdrawal benefit for life ("GWBL") on page 25 of Prospectus.

            Response 4b:
            -----------

            The GWB is only offered on a "Single Life" basis. This has been clarified in the Supplement.



5. Other important considerations (page 3): For consistency, please reconcile the bullet list provided in the Supplement with that provided on page 28 under the same caption. For example, please determine whether the first, fifth, and sixth bullet points on page 28 are applicable to the GWB and revise the bullet list in the Supplement accordingly.

      Response 5:
      ----------

      The GWB list has been reconciled to reflect the applicable considerations.

6. Accessing your money (page 4): Please note that the second to last sentence of the second paragraph under "Customized payment plan" on page 33 of the Prospectus should be revised as well.

      Response 6:
      ----------

      This sentence has been revised accordingly.



7. For contracts with GWBL and GWB (page 4): Please reconcile the first sentence with the last sentence of the third paragraph.

      Response 7:
      ----------

      This paragraph has been edited to reconcile these sentences.



8. Given the nature of the Supplement, the staff notes that the Supplement should be expanded to address other areas of the Prospectus that need to be revised and/or expanded, including:

      a. If any major captions have been added through the disclosure provided in the Supplement, please be sure to include them in the table of contents (for example, "Guaranteed withdrawal benefit ('GWB')" on first page of the Supplement).

            Response 8a:
            -----------

            The information in this Supplement will be drafted into the Stylus(SM) Prospectus for the May 1, 2008 update. The updated Prospectus will contain an accurate table of contents and index of key words and phrases. In lieu of a table of contents, it is our practice to provide narrative prior to each new section in a Supplement, indicating where that section is meant to appear in the Prospectus. In addition, we state in the first paragraph of the Supplement that it should be read in conjunction with the Prospectus. It also states that terms used in the Supplement have the same meaning as in the Prospectus. For these reasons, we believe it is unnecessary to add a table of contents or index of key words and phrases to the Supplement.

      b. "Index of key words and phrases" on page 4 of Prospectus including the chart at the bottom of the page providing corresponding terms as used in the Prospectus and contract.

            Response 8b:
            ------------

            See response 8a.

      c. The list provided under "We require that the following types of communications be on specific forms we provide for that purpose" on page 8 of Prospectus.

            Response 8c:
            -----------

            At present, there are no special forms required for GWB election. If in the future forms are created they will be added to the list.

      d. "Stylus(SM) at a glance - key features" on page 9 of Prospectus including disclosure under "Contribution amounts" and "Access to your money".

            Response 8d:
            -----------

            The disclosure under "Contribution amount" correctly states the contribution waiver. New disclosure has been added under "Access to your money" in "Stylus(SM) at a glance - key features" in the Supplement.

      e. "Fee table" on page 11 of Prospectus and if applicable the "Example" on page 13 of Prospectus. If not applicable, please explain to the staff why.

            Response 8e:
            -----------

            New disclosure has been added to the Supplement to address the GWB charge in the "Fee table" section.

            The Example that is currently used in the Prospectus is based on the maximum charges that could be applicable to a hypothetical client's contract. These maximum charges exceed the charges that would apply if the hypothetical client selected the GWB. For this reason, no changes to the Example are necessary.

      f. Second paragraph under "How you can purchase and contribute to your contact" on page 14 of Prospectus.

            Response 8f:
            -----------

            The disclosure is correct as stated. The contribution waiver only applies if the GWBL has been elected.

      g.    "Owner and annuitant requirements" on page 18 of Prospectus.

            Response 8g:
            -----------

            New disclosure has been added to the Supplement.

      h.    "Determining your contract's value" on page 30 of Prospectus.

            Response 8h:
            -----------

            New disclosure has been added to the Supplement.

      i. Paragraph preceding table on page 37 of Prospectus under "Your annuity payout options.

            Response 8i:
            -----------

            New disclosure has been added to the Supplement.

      j.    Please revise any of the appendices to the Prospectus accordingly.

            Response 8j:
            -----------

            The appendices require no revisions.

9. Please note the disclosure provided under "How withdrawals affect your GWBL and GWBL Guaranteed minimum death benefit" on page 35 of the Prospectus. Please confirm with the staff whether the GWB also provides for corresponding death benefits. In either case, please clarify the workings of any relevant death benefit with the GWB rider.

      Response 9:
      ----------

      The standard death benefit and the Annual Ratchet to age 85 death benefit are the two Guaranteed minimum death benefit options available with the GWB. Cross-references to the description of these benefits in the Prospectus are now provided in the Supplement.

10. Please provide Tandy representations and a response letter for this filing in the form of an EDGAR correspondence. Please provide a response to comments 3 and 8.e. prior to the effective date of the B filing.

      Response 10:
      -----------

      The post-effective amendment filing under Rule 485(b) will be accompanied by the representations requested by the staff and a correspondence filing will be made via EDGAR. Responses to comments 3 and 8e were discussed with the Staff prior to filing.



                                     *****

      Please contact me if you have any questions about the Company's responses to the staff's comments. We appreciate your assistance with this Registration Statement.

                                                     Sincerely,

                                                     /s/ Jordan K. Thomsen
                                                     ---------------------------
                                                     Jordan K. Thomsen